UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

CI Financial Corp.

(Exact name of Registrant as specified in its charter)

Ontario	6199, 6282	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Queen Street East
Twentieth Floor
Toronto, Ontario, Canada
M5C 3G7

(416) 364-1145

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Stephen F. Arcano, Esq. June S. Dipchand, Esq. Ryan J. Dzierniejko, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	John Wilkin, Esq. Brendan D.G. Reay, Esq. Blake, Cassels & Graydon LLP 199 Bay Street Suite 4000, Commerce Court West Toronto, Ontario M5L 1A9 Canada (416) 863-2400

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	CIXX	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐            No  ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F and the exhibits attached hereto (this “Registration Statement”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Management” in each of the Registrant’s Management’s Discussion & Analysis for the year ended December 31, 2019 and the Registrant’s Management’s Discussion & Analysis for the period ended June 30, 2020 (the "Q2 MD&A"), attached hereto as Exhibits 99.6 and 99.16, respectively, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement. Please also see page 3 of the Q2 MD&A, which is incorporated herein by reference. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The documents filed as Exhibits 99.1 through 99.62 contain all information material to an investment decision that the Registrant, since January 1, 2019: (i) made or was required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders. The Registrant has filed the consent of Ernst & Young LLP as Exhibit 99.63.

DESCRIPTION OF COMMON SHARES

The required disclosure containing a description of the securities to be registered is included under the headings “Description of Capital Structure—Common Shares," and "Dividends" in the Registrant's Annual Information Form, dated March 1 2020, attached hereto as Exhibit 99.4.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the daily average closing rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.3269. The exchange rate of Canadian dollars into United States dollars, on November 3, 2020, based upon the daily average closing rate as quoted by the Bank of Canada, was US$1.00 = Cdn$1.3145.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following is a summary of the Registrant’s contractual obligations as of December 31, 2019:

	Payments due by period (Cdn$ in millions)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	1,610.0	450.0	235.0	675.0	250.0
Capital (Finance) Lease Obligations	82.2	13.8	26.3	25.3	16.8
Operating Lease Obligations	0.1	0.1	–	–	–
Purchase Obligations	242.2	242.2	–	–	–
Dividends Payable	79.8	79.8	–	–	–
Other Current-Term Liabilities Reflected on the Registrant’s Balance Sheet	368.3	368.3	–	–	–
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet	7.5	2.5	5.0	–	–
Total	2,390.1	1,156.7	266.3	700.3	266.8

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement.

EXHIBIT INDEX

Exhibit Number	Description
Annual Information
99.1	Annual Information Form for the Registrant for the year ended December 31, 2018
99.2	Audited Consolidated Financial Statements for the year ended December 31, 2018
99.3	Management’s Discussion and Analysis for the year ended December 31, 2018
99.4	Annual Information Form for the Registrant for the year ended December 31, 2019
99.5	Audited Consolidated Financial Statements for the year ended December 31, 2019
99.6	Management’s Discussion and Analysis for the year ended December 31, 2019

Quarterly Information
99.7	Interim Consolidated Financial Statements for the three months ended March 31, 2019
99.8	Management’s Discussion and Analysis for the three months ended March 31, 2019
99.9	Interim Consolidated Financial Statements for the three and six months ended June 30, 2019
99.10	Management’s Discussion and Analysis for the three and six months ended June 30, 2019
99.11	Interim Consolidated Financial Statements for the three and nine months ended September 30, 2019
99.12	Management’s Discussion and Analysis for the three and nine months ended September 30, 2019
99.13	Interim Consolidated Financial Statements for the three months ended March 31, 2020
99.14	Management’s Discussion and Analysis for the three months ended March 31, 2020
99.15	Interim Consolidated Financial Statements for the three and six months ended June 30, 2020
99.16	Management’s Discussion and Analysis for the three and six months ended June 30, 2020

Shareholder Meeting Materials and Voting Results
99.17	Management Information Circular, dated May 8, 2019, with respect to the Annual Meeting to be held on June 24, 2019
99.18	Report of Voting Results, dated June 25, 2019
99.19	Management Information Circular, dated May 5, 2020, with respect to the Annual Meeting to be held on June 18, 2020
99.20	Report of Voting Results, dated June 18, 2020

Exhibit Number	Description
Material Change Reports
99.21	Material Change Report, dated April 18, 2019
99.22	Material Change Report, dated June 26, 2019
99.23	Material Change Report, dated August 6, 2019

Certifications
99.24	Form 13-502F1 Participation Fee Management Certification, dated February 8, 2019
99.25	Form 13-501F1 Participation Fee Management Certification, dated February 8, 2019
99.26	Form 52-109F1, Certification of Annual Filings (CEO), dated March 7, 2019
99.27	Form 52-109F1, Certification of Annual Filings (CFO), dated March 7, 2019
99.28	Form 52-109F2, Certification of Interim Filings (CEO), dated May 9, 2019
99.29	Form 52-109F2, Certification of Interim Filings (CFO), dated May 9, 2019
99.30	Form 52-109F2, Certification of Interim Filings (CEO), dated August 8, 2019
99.31	Form 52-109F2, Certification of Interim Filings (CFO), dated August 8, 2019
99.32	Form 52-109F2, Certification of Interim Filings (CEO), dated November 7, 2019
99.33	Form 52-109F2, Certification of Interim Filings (CFO), dated November 7, 2019
99.34	Form 13-502F1 Participation Fee Management Certification, dated February 14, 2020
99.35	Form 13-501F1 Participation Fee Management Certification, dated February 14, 2020
99.36	Form 52-109F1, Certification of Annual Filings (CEO), dated March 9, 2020
99.37	Form 52-109F1, Certification of Annual Filings (CFO), dated March 9, 2020
99.38	Form 52-109F2, Certification of Interim Filings (CEO), dated May 6, 2020
99.39	Form 52-109F2, Certification of Interim Filings (CFO), dated May 6, 2020
99.40	Form 52-109F2, Certification of Interim Filings (CEO), dated August 6, 2020
99.41	Form 52-109F2, Certification of Interim Filings (CFO), dated August 6, 2020

Other Material Documents
99.42	Early Warning Report Under the Alternative Monthly Reporting System of National Instrument 62-103F3, dated January 8, 2019
99.43	Code of Business Conduct and Ethics, dated February 8, 2019
99.44	Marketing Materials, dated July 8, 2019

Exhibit Number	Description
99.45	Agency Agreement, dated July 18, 2019, between the Registrant, CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbit Burns Inc., Manulife Securities Incorporated, Scotia Capital Inc., TD Securities Inc., Casgrain & Company Limited and GMP Securities L.P.
99.46	Prospectus Supplement, dated July 18, 2019
99.47	Indicative Term Sheet, dated July 18, 2019
99.48	Final Term Sheet, dated July 18, 2019
99.49	Trust Indenture, dated July 22, 2019, between the Registrant and Computershare Trust Company of Canada
99.50	First Supplemental Indenture, dated July 22, 2019, to the Trust Indenture, dated July 22, 2019, between the Registrant and Computershare Trust Company of Canada
99.51	Preliminary Short Form Prospectus, dated December 5, 2019
99.52	Qualification Certificate, dated December 5, 2019
99.53	Early Warning Report Under the Alternative Monthly Reporting System of National Instrument 62-103F3, dated December 9, 2019
99.54	Final Short Form Prospectus, dated December 17, 2019
99.55	Code of Business Conduct and Ethics, dated February 13, 2020
99.56	Marketing Materials, dated May 21, 2020
99.57	Agency Agreement, dated May 21, 2020, between the Registrant, National Bank Financial Inc., CIBC World Markets Inc., TD Securities Inc., BMO Nesbit Burns Inc., Scotia Capital Inc., Casgrain & Company Limited, INFOR Financial Inc. and Manulife Securities Incorporated
99.58	Prospectus Supplement, dated May 21, 2020
99.59	Indicative Term Sheet, dated May 21, 2020
99.60	Final Term Sheet, dated May 21, 2020
99.61	Second Supplemental Indenture, dated May 26, 2020, to the Trust Indenture, dated July 22, 2019 between the Registrant and Computershare Trust Company of Canada
99.62	First Credit Amending Agreement to Second ARCA, dated June 11, 2020, between the Registrant, The Toronto Dominion Bank and the Canadian Imperial Bank of Commerce

Consents
99.63	Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 4, 2020	CI FINANCIAL CORP.

	By:	/s/ Kurt MacAlpine
		Name:	Kurt MacAlpine
		Title:	Chief Executive Officer and Director